UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

GREATER ATLANTIC CAPITAL TRUST I
(Name of Subject Company (Issuer))

MIDATLANTIC BANCORP, INC.
GAF MERGER CORP.
(Name of Filing Person (Offeror))

6.50% Cumulative Convertible Trust Preferred Securities
(Title of Class of Securities)
39160Q205
(CUSIP Number of Class of Securities)

Mr. Gary L. Martin	Copy to:
President MidAtlantic Bancorp, Inc. 11465 Sunset Hills Road, Suite 230 Reston, VA 20190 (703) 230-1285	Christina M. Gattuso, Esq. Kilpatrick Stockton LLP 607 14th Street, N.W., Suite 900 Washington, D.C. 20005 (202) 508-5884
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
6.50% Cumulative Convertible Trust Preferred Securities $681,608 (1)	$38.03

(1)
Estimated for the purposes of calculating the filing fee only.  This amount is based on the purchase of 649,150 shares of 6.50% Cumulative Convertible Trust Preferred Securities at the tender offer price of $1.05 per share.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously paid: $38.03

Form or Registration No.: Schedule TO-T

Filing Party: Mid Atlantic Bancorp, Inc. / GAF Merger Corp.

Date Filed: September 4, 2009

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[   ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[   ] Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 amends and supplements the Third-Party Tender Offer Statement on Schedule TO relating to the offering by Greater Atlantic Financial Corp. (“Greater Atlantic”), MidAtlantic Bancorp, Inc. (“MidAtlantic”) and GAF Merger Corp. (“Merger Sub”) to pay $1.05 per share for the 6.50% Cumulative Convertible Trust Preferred Securities (the “Securities”) of Greater Atlantic Capital Trust I. For additional information, refer to the Offer to Purchase and related letter of transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii). Greater Atlantic has previously filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO relating to the offering of Securities on August 7, 2009, as amended on August 21, 2009, September 4, 2009, September 15, 2009,  October 6, 2009 and October 14, 2009.

MidAtlantic and Merger Sub entered into a merger agreement on June 15, 2009 with Greater Atlantic to acquire Greater Atlantic Bank.  The obligations of the parties under the merger agreement are subject to satisfaction of various conditions, one of which is that Greater Atlantic conduct a tender offer for all of the Securities and shall have received the irrevocable tender of at least 85% of the outstanding Securities.  Because Greater Atlantic does not have the funds necessary to close the tender offer and because Greater Atlantic Bank is prohibited from paying dividends to Greater Atlantic under the regulatory enforcement orders pursuant to which it is operating, the funds for the purchase of the Securities will be provided at the closing of the tender offer and merger by MidAtlantic, assuming satisfaction of all conditions to the closing of the merger.

This Third-Party Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the letter of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Items 4.   Terms of the Transaction

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

On October 14, 2009, Greater Atlantic, MidAtlantic and Merger Sub issued a joint press release announcing the extension of the Offer to Purchase to 5:00 p.m., Eastern Time, on October 26, 2009.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(ix)  Press Release, dated October 14, 2009.

Item 12. Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(i) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).
(a)(1)(ii)
Form of Letter of Transmittal for Securities (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery for Securities (incorporated by reference to Exhibit (a)(1)(iii) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).
(a)(1)(iv)
Form of Letter from Information Agent to Brokers (incorporated by reference to Exhibit (a)(1)(iv) to Greater Atlantic’s Schedule TO Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).

(a)(1)(v)	Form Letter from Brokers to Clients (incorporated by reference to Exhibit (a)(1)(v) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).

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(a)(1)(vi)	Press Release, dated June 17, 2009 (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on June 17, 2009).
(a)(1)(vii)	Press Release, dated August 27, 2009 (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on August 28, 2009).
(a)(1)(viii)	Results of Tender Offer.*
(a)(1)(ix)	Press Release, dated October 14, 2009.
(b)	Not Applicable.
(c)	Not Applicable.
d(1)
Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

d(2)	Form of Voting Agreement (incorporated by reference to Exhibit (d)(12) to Greater Atlantic's Schedule TO filed with the SEC on August 7, 2009).
(d)(3)
First Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on October 5, 2009).

(d)(4)
Consent Solicitation Statement of Greater Atlantic Capital Trust I dated October 5, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Definitive Proxy Statement filed with the SEC on October 5, 2009).

(g)	Not Applicable.
(h)	Not Applicable.
*	To be filed supplementally.

Item 13. Information Required by Schedule 13E-3

(a)	Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDATLANTIC BANCORP, INC. GAF MERGER CORP.
	By:	/s/ Gary L. Martin
		Name:	Gary L. Martin
		Title:	President
Date: October 14, 2009

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